UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Parks! America, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

701455107
(CUSIP Number)

Geoff Gannon, Andrew Kuhn Focused Compounding Capital Management, LLC 3838 Oak Lawn Ave., Suite 1000 Dallas, TX 75219 (433) 755-1227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Focused Compounding Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,110,150
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
29,110,150
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,110,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5%(1)
14	TYPE OF REPORTING PERSON
IN

(1)	Based upon 75,517,763 shares of common stock outstanding as of December 7, 2023, as disclosed in its Form 10-K that was filed on December 12, 2023, by the Issuer with the Securities and Exchange Commission. This Amendment No. 2 filing constitutes an exit filing as the Filing Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Focused Compounding Fund L.P. (“Focused Compounding”) (the “Reporting Person”) on January 28, 2020, as amended by Amendment No. 1 filed with the SEC on December 15, 2023 (together, the “Schedule 13D”) with respect to the common stock, $0.001 par value per share (the “Shares), of Parks! America, Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 22, 2023, Focused Compounding submitted a letter to the Company demanding that the Company hold a special meeting of shareholders of the Company (the “Special Meeting”) for the purposes set forth below.

The proposals to be considered at the Special Meeting shall be:

PROPOSAL 1: Repeal any provision of the Bylaws of Parks! America, Inc. as adopted on January 30, 2004 and as revised as of June 12, 2012 (the “Bylaws”), including any amendments thereto, in effect at the time this Proposal becomes effective, which was not included in the Bylaws that were in effect as of June 12, 2012 and were filed with the SEC on July 16, 2012 (the “Bylaw Restoration Proposal”) to restore the Bylaws to their current form if the board of directors (the “Board”) of the Company attempts to amend them in any manner prior to completion of this proxy solicitation.

PROPOSAL 2: Remove all seven (7) members of the Board (Lisa Brady, Todd White, Dale Van Voorhis, John Gannon, Charles Kohnen, Jeffery Lococo and Rick Ruffolo) pursuant to Section 4.9(a) of the Bylaws (the “Removal Proposal”).

PROPOSAL 3: Amend and restate Section 4.7 of the Bylaws (the “Bylaw Amendment Proposal”) to read as follows:

“4.7   Vacancy on Board of Directors. In case of a vacancy on the Board of Directors because of a director’s resignation, removal or other departure from the board, or because of an increase in the number of directors, the remaining directors, by majority vote, may elect a successor to hold office for the unexpired term of the director whose position is vacant, and until the election and qualification of a successor. In the event any directors are removed by a vote of the shareholders, then the shareholders shall have the right to elect successors to hold office for the unexpired term of the director or directors whose positions are vacant, and until the election and qualification of their successors.

PROPOSAL 4: Subject to the concurrent approval of the Removal Proposal, elect as members of the Board each of the following individuals: (i) Andrew Kuhn, (ii) Geoff Gannon and (iii) James Ford (the “Election Proposal”).

PROPOSAL 5: Authorize Focused Compounding Fund, LP, or an authorized representative thereof, to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, any of the Bylaw Restoration Proposal, the Removal Proposal, the Bylaw Amendment Proposal or the Election Proposal (the “Adjournment Proposal”).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

FOCUSED COMPOUNDING FUND, LP
By:	/s/ Andrew Kuhn
Name: Title:	Andrew Kuhn Managing Member of General Partner